Report of Independent Accountants


To the Board of Directors of
Central Asset Fund, Inc.


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Central Asset Fund, Inc. (the "Fund") was in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of December 31, 1998 with respect to securities and similar investments reflected in the investment account of the Fund. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 1998, and with respect to agreement of security and similar investments purchases and sales, for the year ended December 31, 1998;

* Roll forward of securities held at December 31, 1998 and subsequent review of the disposal of all securities.

* Reconciliation of all securities and investments to the books and records of the Fund and the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.


In our opinion, management's assertion that Central Asset Fund, Inc. was in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1998, with respect to securities and similar investments reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Central Asset Fund, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.


Ernst & Young, LLP

Detroit, Michigan
February 12, 1999



DET:W06990060-CL

DET:W06990060-CL

                                        CENTRAL ASSET FUND, INC.

                                        Portfolio of Investments

                                            December 31, 1998


    No. of
    Shares                                             Market Value

COMMON STOCK

   BUILDING AND CONSTRUCTION                        1.69%

                   BUILDING MATERIALS

       7,000  GEORGIA PACIFIC CORP                            409,937.50
     110,600  HOME DEPOT                                    6,767,337.50

      25,000  MASCO CORP                                      718,750.00

                   INDUSTRIAL CHEMICALS

      13,500  PPG INDUS INC                                   786,375.00

                   TOTAL BUILDING AND CONSTRUCTION         $8,682,400.00


   CHEMICALS AND DRUGS                             15.80%

                   CHEMICALS

      17,100  DOW CHEMICAL CO                               1,555,031.25
      85,600  DUPONT DENEMOURS & CO                         4,542,150.00

       5,900  EASTMAN CHEMICAL                                264,025.00

                   DRUGS

     115,600  ABBOT LABS                                    5,664,400.00
       6,500  ALZA CORP CL A                                  339,625.00
      98,200  AMERICAN HOME PRODUCTS                        5,529,887.50

      75,200  BRISTOL MYERS SQUIBB CO                      10,062,700.00
      83,900  LILLY ELI & CO                                7,456,612.50
      90,600  MERCK & CO., INC                             13,380,487.50

      97,800  PFIZER INC                                   12,267,787.50
      38,400  PHARMACIA & UPJOHN INC                        2,174,400.00
     110,800  SCHERING PLOUGH                               6,121,700.00

      61,800  WARNER-LAMBERT                                4,646,587.50

                   COSMETICS

      20,000  AVON PRODUCTS INC                               885,000.00
       8,300  INTL FLAVORS & FRAGRANCES                       366,756.25

                   HEALTH PRODUCTS/CARE

      21,200  BAXTER INTL INC.                              1,363,425.00
      84,800  GILLETTE CO                                   4,096,900.00

      23,200  TENET HEALTHCARE CORP                           609,000.00

                         TOTAL CHEMICALS AND DRUGS        $81,326,475.00


   CONSUMER PRODUCTS                               12.84%

                   CONFECTIONS AND BEVERAGES

      37,000  ANHEUSER-BUSCH COS                            2,428,125.00
     187,000  COCA COLA CO                                 12,505,625.00

     114,700  PEPSICO INC                                   4,695,531.25

                   PACKAGED FOOD

      34,500  CAMPBELL SOUP CO                              1,897,500.00

      36,000  CONAGRA                                       1,134,000.00
      27,600  HEINZ H J CO                                  1,562,850.00

      31,100  KELLOGG CO                                    1,061,287.50
     183,300  PHILLIP MORRIS CO INC                         9,806,550.00
      10,500  QUAKER OATS CO                                  624,750.00

      71,600  SARA LEE CORP                                 2,018,225.00

                   PAPER

      22,900  INTERNATIONAL PAPER CO                        1,026,206.25
      42,000  KIMBERLY CLARK CORP                           2,289,000.00
      15,100  WEYERHAEUSER CO                                 767,268.75


                   PRINTING AND PUBLISHING
      21,500  GANNETT CO., INC                              1,386,750.00

       7,500  MCGRAW-HILL COMPANIES INC                       764,062.50
      87,400  TIME WARNER INC                               5,424,262.50

                   OTHER CONSUMER PRODUCTS

      22,400  COLGATE PALMOLIVE CO                          2,080,400.00
      30,900  MINNESOTA MNG & MFR                           2,197,762.50

     101,500  PROCTER & GAMBLE CO                           9,268,218.75
      13,900  UST INC                                         484,762.50

                   PHOTOGRAPHY

      24,600  EASTMAN KODAK CO.                             1,771,200.00

                   APPAREL

      22,000  NIKE INC CL B                                   892,375.00


                           TOTAL CONSUMER PRODUCTS        $66,086,712.50

   DURABLE GOODS                                   22.03%


                   AEROSPACE-AIRCRAFT
      75,600  BOEING CO                                     2,466,450.00

      14,700  LOCKHEED MARTIN CORP                          1,245,825.00
      12,400  TEXTRON INC                                     941,625.00
      17,600  UNITED TECHNOLOGIES CORP                      1,914,000.00


                   AGRICULTURAL MACHINERY
      28,200  CATERPILLAR INC                               1,297,200.00

      18,900  DEERE & CO                                      626,062.50

                   AUTOMOBILE AND PARTS

      28,051  DAIMLERCHRYSLER AG                            2,694,649.19
      90,700  FORD MTR CO                                   5,322,956.25
      53,500  GENERAL MTRS CORP                             3,828,593.75

      13,500  GENUINE PARTS CO                                451,406.25
      12,900  TENNECO INC                                     439,406.25
       9,300  TRW INC                                         522,543.75


                   ELECTRICAL
      16,600  AMP INC                                         864,237.50

      33,500  EMERSON ELEC CO                               2,026,750.00
       9,600  HONEYWELL INC                                   723,000.00

                   ELECTRONICS

       5,800  EATON CORP                                      409,987.50
     247,500  GENERAL ELECTRIC CO                          25,260,468.75

      12,000  GENERAL MILLS INC                               933,000.00

     123,700  INTEL CORP                                   14,666,181.25
      45,100  MOTOROLA INC                                  2,753,918.75


                   INDUSTRIAL MACHINERY
       9,100  COOPER INDUS INC                                433,956.25


                   OFFICE EQUIPMENT AND SUPPLIES
      65,600  IBM COMMON                                   12,119,600.00

      21,900  PITNEY BOWES INC                              1,446,768.75
      24,600  XEROX CORP.                                   2,902,800.00

                   RUBBER

      11,800  GOODYEAR TIRE & RUBBER                          595,162.50

                   OTHER DURABLE GOODS

      42,700  ALLIED-SIGNAL INC                             1,892,143.75
      17,500  CORNING INCORPORATED                            787,500.00


                   COMPUTERS AND SOFTWARE
      22,600  AUTOMATIC DATA PROC                           1,812,237.50

     114,500  COMPAQ COMPUTER CORP                          4,801,843.75
      78,600  HEWLETT PACKARD CO                            5,369,362.50
      18,900  UNISYS CORP                                     650,868.75


                   TELECOMMUNICATIONS
      98,400  LUCENT TECHNOLOGIES INC                      10,824,000.00

      16,250  SPRINT CORP PCS GROUP                           375,781.25

                               TOTAL DURABLE GOODS       $113,400,286.69


   FINANCIAL                                       18.10%

                   BANKS

      57,000  BANK NEW YORK INC                             2,294,250.00
      22,000  BANKBOSTON CORPORATION                          856,625.00

       7,400  BANKERS TR NY CORP                              632,237.50
      63,800  CHASE MANHATTAN CORP NEW                      4,342,387.50
      73,200  FIRST UNION CORP                              4,451,475.00

      41,200  FLEET FINANCIAL GROUP INC                     1,841,125.00
      15,950  HUNTINGTON BANCSHARES INC                       479,496.88
      33,200  KEYCORP                                       1,062,400.00

      56,850  MBNA CORP                                     1,417,696.88
      19,200  MELLON BANK CORP                              1,320,000.00
      13,400  MORGAN J P & CO                               1,407,837.50

      16,000  NATIONAL CITY CORP                            1,160,000.00
      15,900  SUNTRUST BANKS INC                            1,216,350.00
      55,800  U.S. BANCORP                                  1,980,900.00

      15,600  WACHOVIA CORP                                 1,364,025.00
      29,250  WASHINGTON MUTUAL INC                         1,116,984.38
     123,100  WELLS FARGO COMPANY NEW                       4,916,306.25


                   FINANCE COMPANIES
      35,100  AMERICAN EXPRESS CO                           3,588,975.00

      47,542  ASSOCIATES FIRST CAPITAL                      2,014,592.25
      52,600  FED HOME LN MTG CORP                          3,389,412.50
      80,200  FEDERAL NATL MTGE ASSN                        5,934,800.00

      24,300  HOUSEHOLD INTL CORP                             962,887.50
      44,800  MORGAN ST DE WTR DISC                         3,180,800.00
      23,100  PNC FINANCIAL                                 1,250,287.50



                   HOLDING COMPANY

      84,440  BANK ONE CORP                                 4,311,717.50
     130,395  BANKAMERICA CORP NEW                          7,839,999.38
     172,950  CITIGROUP INC                                 8,561,025.00


                   FIRE AND CASUALTY INSURANCE
      12,900  CHUBB CORP                                      836,887.50

      10,700  SAFECO CORP                                     459,431.25

                   INSURANCE

      64,800  ALLSTATE CORP.                                2,502,900.00
      79,500  AMERICAN INTL GROUP                           7,681,687.50
      12,700  AON CORP                                        703,262.50

      16,800  CIGNA CORP                                    1,298,850.00
      17,800  HARTFORD FINANCIAL SVCS                         976,775.00
      19,200  MARSH & MCLENNAN CO.                          1,122,000.00

      12,600  ST PAUL COS INC                                 437,850.00

                   LIFE INSURANCE

      19,200  AMERICAN GENERAL CORP                         1,497,600.00
       7,700  LINCOLN NATL CORP IND                           629,956.25

                   BROKERAGE

      25,200  MERRILL LYNCH & CO                            1,682,100.00

                   MISCELLANEOUS

      12,900  DUN & BRADSTREET CORP NEW                       407,156.25


                                   TOTAL FINANCIAL        $93,131,049.77

   METALS AND MINING                                0.22%


                   ALUMINUM
      13,000  ALUMINUM CO AMER                                969,312.50


                   OTHER METALS
      14,600  FREEPORT-MCMORAN COPPER-B                       152,387.50


                           TOTAL METALS AND MINING         $1,121,700.00


   OIL-ENERGY                                       6.77%

                   OIL & GAS PRODUCERS

      73,600  AMOCO CORP                                    4,342,400.00
      25,600  OCCIDENTAL PETROLEUM                            432,000.00
      21,800  USX-MARTHON GROUP COM NEW                       656,725.00


                   NATURAL RESOURCES
      24,200  WILLIAMS COS INC-DEL                            754,737.50


                   OIL - DOMESTIC
      19,900  PHILLIPS PETE CO                                848,237.50

      18,600  UNOCAL CORP                                     542,887.50

                   OIL - INTERNATIONAL

      24,300  ATLANTIC RICHFIELD CO                         1,585,575.00
      49,700  CHEVRON CORP                                  4,121,993.75
     186,500  EXXON CORP.                                  13,637,812.50

      59,300  MOBIL CORP                                    5,166,512.50


      41,400  TEXACO INC                                    2,189,025.00

                   MISCELLANEOUS

      17,400  FIRSTENERGY CORP                                566,587.50


                                  TOTAL OIL-ENERGY        $34,844,493.75

   RETAIL                                           4.00%


                   DEPARTMENT STORES
      33,000  DAYTON HUDSON CORP                            1,790,250.00

      36,900  K MART                                          565,031.25
      17,500  MAY DEPT STORES CO                            1,056,562.50
      18,900  PENNEY JC INC                                   885,937.50

      29,600  SEARS ROEBUCK & CO                            1,258,000.00

                   GROCERY

      18,600  ALBERTSON'S INC                               1,184,587.50

                   OTHER RETAIL

     169,800  WAL MART STORES INC                          13,828,087.50

                                      TOTAL RETAIL        $20,568,456.25


   UTILITIES                                       11.44%

                   ELECTRIC

      14,300  AMERICAN ELEC PWR INC                           672,993.75
      11,200  BALTIMORE GAS & ELEC                            345,800.00

      11,400  CAROLINA PWR & LT CO                            536,512.50
      16,000  CENTRAL & SOUTH WEST CORP                       439,000.00
      11,900  CINERGY CORP                                    409,062.50

      17,800  CONSOLIDATED EDISON INC                         941,175.00
      14,600  DOMINION RES INC-VA                             682,550.00
      11,000  DTE ENERGY CO                                   471,625.00

      27,200  DUKE POWER CO                                 1,742,500.00
      28,800  EDISON INTERNATIONAL                            802,800.00
      18,400  ENTERGY CORP NEW                                572,700.00

      13,800  FPL GROUP INC                                   850,425.00
       9,600  GPU INC                                         424,200.00
      21,400  HOUSTON INDS INC                                687,475.00

      10,900  NIAGARA MOHAWK PWR                              175,762.50
      11,200  NORTHERN STS PWR CO                             310,800.00
      12,500  P P & L RESOURCES INC                           348,437.50

      22,400  PACIFICORP                                      471,800.00
      16,800  PECO ENERGY CO                                  699,300.00
      33,200  PG&E CORP                                     1,045,800.00

      17,500  PUBLIC SVC ENTERPRISE GRP                       700,000.00
      52,200  SOUTHERN CO                                   1,517,062.50
      16,400  UNICOM CORPORATION                              632,425.00


                   GAS
       7,200  CONSOLIDATED NATL GAS                           388,800.00

      18,600  TEXAS UTILITIES CO                              868,387.50

                   TELEPHONE

     122,800  A T & T                                       9,240,700.00
      13,900  ALLTEL CORP                                     831,393.75
      82,800  AMERITECH CORP NEW                            5,247,450.00

     117,400  BELL ATLANTIC CORP                            6,222,200.00

     150,000  BELLSOUTH CORP                                7,481,250.00
      23,500  ENRON CORP                                    1,340,968.75

      12,400  FRONTIER CORP                                   421,600.00
      72,400  GTE CORP                                      4,706,000.00
      32,500  SPRINT CORP                                   2,734,062.50

      36,500  US WEST INC (NEW)                             2,358,812.50

                   WASTE DESPOSAL

      14,700  BROWNING FERRIS IND                             418,031.25
      24,940  WASTE MANAGEMENT INC NEW                      1,162,827.50


                                   TOTAL UTILITIES        $58,902,690.00

   MISCELLANEOUS                                    6.57%


                   BROADCAST/COMMUNICATIONS
      53,800  CBS CORP                                      1,761,950.00

     153,300  DISNEY WALT CO                                4,599,000.00

                   BUSINESS SERVICES

      61,300  CENDANT CORP                                  1,168,531.25

                   FOOD SERVICE

      52,100  MCDONALDS CORP                                3,992,162.50

                   MED SERV & SUPPLIES

      12,400  HUMANA INC                                      220,875.00

                   TRANSPORTATION

      13,800  AMR CORP                                        819,375.00
      35,400  BURLINGTON NRTHN SANTA FE                     1,194,750.00
      16,500  CSX CORP                                        684,750.00

      28,500  NORFOLK SOUTHERN CORP                           903,093.75
      18,700  UNION PACIFIC CORP                              842,668.75

                   MISCELLANEOUS

      35,000  CARNIVAL CORP CL A                            1,680,000.00
     101,700  JOHNSON & JOHNSON                             8,530,087.50


                   TELECOMMUNICATIONS
     138,600  SBC COMMUNICATIONS INC                        7,432,425.00


                               TOTAL MISCELLANEOUS        $33,829,668.75


                                      TOTAL COMMON STOCK        $511,893,932.71

OTHER

                                                    0.54%

                   CASH EQUIVALENTS

   2,770,969  AIM SHORT TERM INV SER 2                      2,770,968.66


                                            TOTAL          $2,770,968.66


                                             TOTAL OTHER          $2,770,968.66








              TOTAL INVESTMENTS -                100.00%        $514,664,901.37
              (cost $459,252,504)


              See accompanying notes